Time Sensitive Materials
Depositary’s Notice of
Annual General Meeting of
COMPASS Pathways plc

ADSs:	American Depositary Shares.
Deposited Securities:	Ordinary Shares (the “Shares”) of COMPASS Pathways plc, a public limited company incorporated under the laws of England and Wales (the “Company”).
ADS CUSIP No.:	20451W101.
ADS Record Date:	May 18, 2021.
Meeting Specifics:
Annual General Meeting to be held on Tuesday, June 22, 2021 at 4:00 p.m. (UK time) (11:00 a.m. Eastern Time) at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY, United Kingdom (the “Meeting”).

The Company has informed the Depositary that: (i) shareholders are not allowed to attend the Meeting in person and all shareholders should appoint a proxy to ensure that the Meeting is quorate and to vote on the proposed resolutions and (ii) if the UK Government’s current guidance regarding social distancing and the prohibition of public gatherings are continuing at the time of the Meeting, any shareholder seeking to attend the Meeting in person will be refused entry.

The situation with respect to COVID-19 is constantly evolving and the Company is actively monitoring the situation in an effort to maintain a healthy and safe environment at the Meeting. If the arrangements for the Meeting need to change materially, the Company intends to announce details of any updates or changes on its website at www.compasspathways.com.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 16, 2021.
ADS Ratio:	One (1) Share to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. (London).
Deposit Agreement:	Deposit Agreement, dated as of September 22, 2020, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 16, 2021.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time, and location identified above. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any material changes and updates via its website at www.compasspathways.com. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions.
As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs, as of the close of business on the ADS Record Date, will be entitled, subject to applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs. The Company has informed the Depositary that voting at the Meeting will be by poll.
Holders of ADSs wishing to give Voting Instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received timely from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.
Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.
Please further note that in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.
The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company, and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877)248-4237.
Citibank, N.A., as Depositary